Exhibit a(1)I

COSAN LIMITED ANNOUNCES FINAL RESULTS OF ITS TENDER OFFER

SÃO PAULO, SP, BRAZIL (January 3, 2019) – Cosan Limited (NYSE: CZZ) announced today the final results of its tender offer to purchase up to U.S.$100,000,000 of its Class A common shares, or the shares, at (i) prices specified by the tendering shareholders of not greater than U.S.$9.30 nor less than U.S.$8.88 per share or (ii) at the purchase price determined in accordance with the tender offer. The tender offer expired at 11:59 p.m., New York City time, on December 28, 2018.

Based on the final count by Computershare Trust Company, N.A., the Depositary for the tender offer (the “Depositary”), a total of 30,871,499 Class A common shares of Cosan were properly tendered and not properly withdrawn at the final cash purchase price of U.S.$8.88 per share.

Because the tender offer was oversubscribed, the Company purchased only a prorated portion of the shares properly tendered by each tendering shareholder (other than “odd lot” holders whose shares were purchased on a priority basis) at the final per share cash purchase price of U.S.$8.88. Based on the final tender count, and taking into consideration the effect of odd lot priority and conditional tenders on the proration factor, the final proration factor for the tender offer was 49.74% of the shares properly tendered at the cash purchase price of U.S.$8.88 per share.

Accordingly, Cosan acquired 14,228,134 shares at a purchase price of U.S.$8.88 per share, for a total cost of approximately U.S.$126.3 million, excluding fees and other expenses related to the tender offer. These shares represent 9.6% of the issued and outstanding Class A common shares of Cosan as of December 31, 2018. The shares accepted for purchase include 2,966,873 additional shares that Cosan has elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding Class A common shares.

The Depositary will promptly pay for the shares accepted for purchase.

After giving effect to the purchase of the Class A common shares, Cosan will have 134,115,534 outstanding Class A common shares.

Cosan funded the share purchases in the tender offer from its cash and investments.

Cosan’s tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated November 30, 2018 and as amended on December 13, 2018 and December 31, 2018.

About Cosan

Cosan Limited (NYSE: CZZ) is an energy and infrastructure conglomerate and, when considered together with our joint venture entities formed with Shell Brazil Holdings B.V. (i.e., Raízen Combustíveis S.A. and Raízen Energia S.A., collectively known as “Raízen”), a Brazilian market reference in fuel distribution, sugar and ethanol production, natural gas distribution and railway-based logistics.

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All statements contained in this press release, other than statements of historical fact, are forward-looking statements including those regarding the tender offer described in this press release. These statements speak only as of the date of this press release and are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements, including risks and uncertainties regarding: changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the ethanol, sugar and logistics industries; and changes in facts and circumstances and other uncertainties concerning the completion of the tender offer. Further information about these matters can be found in our Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.

Source:	Cosan Limited
Contact:	Chris Hayden
Georgeson LLC
+1 (212) 440-9850
chayden@georgeson.com